March 31, 2010
Dear Fellow Stockholders,
We appreciate the continued support from many of our stockholders, large and small, regarding Craftmade’s long-term strategy and the Board’s unanimous recommendation that our stockholders reject our competitor Litex’s unsolicited tender offer at $5.25 per share. By this letter, we want to reach out directly to all of our stockholders and emphasize why the Board continues to believe you should reject Litex’s offer. In Litex’s most recent SEC filing, Litex states that it believes the $5.25 per share offer price “represents full and fair value for the common stock of Craftmade.” The Craftmade Board believes that Litex’s $5.25 per share offer price is neither full nor fair. We continue to strongly urge you not to tender your Craftmade shares to Litex.
Litex’s Offer Significantly Undervalues the Company
The Board believes that Litex’s offer significantly undervalues the Company by, among other things, not giving full consideration to Craftmade’s furniture business or the significant efforts to successfully emerge from the economic downturn.
Consider the fact that just a little over two months ago, Litex made an unsolicited offer at $3.25 per share, which it told us at the time was a “fair price.” Then on March 2, 2010, Litex launched the tender offer at $5.25 per share, which it has stated “represents full and fair value.” Litex didn’t communicate the $5.25 offer to the Craftmade Board before launching the hostile tender offer and has never explained its basis for this offer, or why its offer price changed by 60% in such a short time period. Does Litex really have a good grasp of Craftmade’s value, or is it simply grasping for a price that might get some traction with stockholders? The Board believes that Litex is trying to buy Craftmade at a bargain price without giving our stockholders the opportunity to reap long-term value.
The Board explored strategic alternatives in 2007 and ultimately determined to continue implementing its long-term strategy, which includes expanding our lighting lines and diversification into the outdoor living arena. Since 2007, the Company has been challenged with a downturn across the entire economy as well as the collapse in the overall housing market. The Board believes that the optimal time to sell is not during the bottom of the market.
Craftmade’s Board Takes Its Responsibility Seriously
Despite Litex’s desire to have you believe the Craftmade Board and management are “entrenched and unwilling to negotiate,” the Board and management team are working hard to protect your interests and maximize your value as described below. Our Board and management have made a significant investment not only in time, but by purchasing Craftmade stock over the years. Every member of the Board and management owns stock in the Company. By reviewing our public filings it’s clear that we have continued to buy significant amounts of stock over the past two years because we truly believe the Company is undervalued by the market. On a combined basis the Board and management team own over 21% of the outstanding common stock, creating strong alignment with the broader stockholder base.
On the other hand, it is important to remember the obvious — that Litex is a direct competitor and its sole motivation is to look after Litex’s best interests, not yours. Craftmade stockholders should be cautious of any attempt by Litex to characterize its motivations as aligned with yours. Please remember that if Litex is successful in its aggressive efforts to obtain Craftmade at a bargain price, Litex, and not our stockholders, will benefit from the long-term value created by our Company during the past few challenging years.
Since January, Litex has attempted to lead our stockholders, customers and employees to falsely believe that a sale of Craftmade to Litex is imminent. Due to Litex’s competitive and aggressive actions, we continue to feel it has been necessary to protect Craftmade’s and its stockholders’ interests by not divulging our uniquely valuable confidential information to Litex. As a competitor, we can understand why Litex is so eager to obtain Craftmade’s confidential information, such as projected sales by category, product and distribution channel, future pricing expectations, the impact of organizational changes, expected changes in key growth drivers and planned new product introductions. Additionally, during any publicly announced negotiation with Litex, Craftmade would likely begin to experience customer and employee attrition, which would leave the Company and its stockholders damaged, and benefit our competitors.
The Board has consistently maintained the position that the right time to sell is not now at the bottom of the worst economy and housing market in many generations. However, despite the Board’s continued assertion that this is a poor time to consider a sale, the Board takes its fiduciary responsibility very seriously and is obligated to consider any serious offer.
Craftmade is Committed to Executing its Long-Term Strategy and
Maximizing Stockholder Value
Craftmade has, since its founding, worked hard to deliver superior results and generated strong returns for our stockholders resulting in 56 consecutive quarterly dividends and 23 consecutive years of profitability. As Litex concedes, our recent financial results have been impacted by the global recession and the collapse of the housing industry like most other companies in our industry and many other industries. Although no assurance can be given as to future results, the Board strongly believes that our strategic actions will, consistent with past performance, allow us to rebound and deliver greater value to our stockholders than Litex’s $5.25 per share offer price.
Since the Board completed an exploration of strategic alternatives in mid-2007, Craftmade management has worked tirelessly to make Craftmade a better company for you. Among our many accomplishments, Craftmade has:
•	acquired Woodard in early 2008 and successfully integrated it, creating synergies in excess of those announced at the time of acquisition

•	restructured the organization of our Company, including reducing executive and senior management positions from 11 to 7 (and thereby reducing executive and senior management compensation expense by 38%)

•	refinanced the Company’s line of credit under favorable terms, during the worst credit environment in recent history

•	reduced overall operational expenses by approximately 25%; in the past three quarters, we have saved over $5 million as a result of these cost-cutting measures, and all savings have not yet been fully realized

•	moved the Company’s listing to OTCQX and deregistered with the SEC to save an additional $500-$700 thousand per year

•	significantly expanded our product offering by adding 166 new products, including 47 new fans and 23 outdoor furniture collections to take advantage of emerging consumer trends
Litex Has Made Several Misleading Statements In Connection with the Offer
Litex has engaged in an aggressive campaign to buy Craftmade at a bargain price and in doing so has made several misleading statements to our stockholders, including:
•	Litex has attempted to confuse Craftmade’s customers: Through a narrowly disseminated press release in January, Litex created the appearance at the home lighting industry’s largest customer event that its purchase of Craftmade was imminent, and “only subject” to a few conditions. Litex had no foundation for this statement. Craftmade believes this was a blatant attempt to confuse our stockholders, customers and sales force and create a disruption in our business.

•	Litex has not made a good faith effort to engage Craftmade: While Litex has implied on the one hand that a sale is imminent, Litex has, on the other hand, repeatedly stated that Craftmade is unwilling to enter into any discussions with Litex. In reality, Craftmade has not categorically refused to talk with Litex, but, as one example, when Craftmade simply requested an agenda prior to a meeting requested by Litex in April 2009, Litex refused to provide any sort of agenda. Because Litex is a competitor of the Company that has made what we consider a lowball offer, and filled our industry with misleading information that a sale is imminent, we are extremely cautious about providing any non-public information regarding our business plans to Litex or furthering its apparent agenda to create the illusion that a transaction is imminent. Further, Craftmade does not think it is productive to engage in exploratory discussions with Litex based on a lowball offer that Litex claims is “full and fair.”

•	Litex wants stockholders to believe that their offer represents a generous premium: While Litex’s offer represents a premium to recent trading prices, Craftmade has historically traded well above current levels, even before the acquisition of Woodard (see chart below). While there can be no assurances about reaching previous levels of profitability, Craftmade’s underlying business, including its customers, products and distribution channels remains intact.

•	Litex has misrepresented Craftmade’s delisting and deregistration: Litex has attempted to portray the SEC deregistration process as being “accelerated” and depriving our stockholders of information needed to evaluate our performance. Craftmade announced its plans to deregister in November and completed the required filings in January. Not only was this process not accelerated, but it actually took a few weeks longer than originally anticipated. Additionally, once Craftmade decided to delist from Nasdaq and deregister under the federal securities laws, Craftmade specifically chose to list its shares on OTCQX which has the highest reporting requirements of the OTC market. Under OTCQX regulations, the Company is required to file quarterly reports, annual reports and current reports, as well as continue to have an annual audit — all very similar to SEC level requirements in the pre-Sarbanes-Oxley environment. Since filing its first quarterly report with OTCQX in February of 2010, not a single stockholder has expressed any concern with the level of disclosure provided in that report. On the contrary, we have received several favorable comments related to the format, reporting and disclosures that the Company continues to make.

•	Litex does not seem to understand Craftmade’s balance sheet: Litex recently referred to the Company’s “ever increasing secured debt balance” in an attempt to portray our Company negatively. This statement shows a fundamental lack of understanding of our business cycle and revolving debt. As we have explained, it is customary for us to increase our borrowings on a seasonal basis. The springtime is the height of the market for our outdoor furniture business, and the increase in revolving debt reflects positive business activity (see the chart below). Craftmade’s debt levels increase and decrease due to the seasonal nature of our business, but average debt levels have decreased in the past year. On an “apples to apples” basis our secured debt at December 31, 2009 shows a $4 million decrease from the same period in the prior year.

•	Litex misrepresents Craftmade executive compensation: Litex claims that executive compensation has not been impacted during the recent cost cutting but their own, selectively chosen, data show an 18% decrease in executive and board compensation in the most recent year. By looking at the full picture, we can see that overall senior management positions have been reduced from 11 to 7 in the past two years, driving an annual savings of over $1,000,000, or 38% - almost twice the rate that other expenses were cut. As the management team has shrunk, the remaining executives have picked up additional work and responsibility. Additionally, as with most of our employees, management salaries have been frozen and no current member of management has received a cash bonus in over three years.
Does Litex Have Sufficient Funds to Complete the Offer and Pay Off the Company’s Debt?
Litex refuses to provide Craftmade or the stockholders with basic, customary information that would provide reasonable assurance that Litex has the ability to close the offer and pay off the Company’s debt that may be accelerated as a result of the closing of the offer, including describing the nature of their “liquid assets”, or how and when it plans to convert such assets to cash to consummate this offer.
We are Working for You
While we’ve worked hard to do an outstanding job for you, we understand your expectations of us to improve your return on equity and provide liquidity for you. As fellow stockholders, we firmly believe that Litex’s offer significantly undervalues our Company’s worth and recommend that you refrain from tendering your shares. We do not believe that this is the right time to sell.

We appreciate your support of Craftmade and will continue to fight to protect your interests.
Sincerely,

/s/ James R. Ridings	/s/ J. Marcus Scrudder
James R. Ridings	J. Marcus Scrudder
Chairman	Chief Executive Officer
This letter contains statements that are forward looking. These forward-looking statements include, but are not limited to, (i) statements concerning future financial condition and operations, including future cash flows, revenues, gross margins, earnings and variations in quarterly results, (ii) statements relating to future performance and stock price and (iii) other statements identified by words such as “may,” “will,” “should,” “could,” “might,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “projects,” “predicts,” “forecasts,” “intends,” “potential,” “continue,” and similar words or phrases. All forward-looking statements are based on current expectations regarding important risk factors and should not be regarded as a representation by us or any other person that the results expressed therein will be achieved. The Company assumes no obligation to revise or update any forward-looking statements for any reason, except as required by law. Important factors that could cause actual results to differ materially from those contained in any forward-looking statement can be found in the risk factors section of our Annual Report on Form 10-K for the fiscal year ended June 30, 2009, filed with the SEC on September 28, 2009. The Company notes that forward-looking statements made in connection with a tender offer are not subject to the safe harbors created by the Private Securities Litigation Reform Act of 1995, as amended, although other legal protections may apply.

Contact Information:	Ric DeCastro
D.F. King & Co., Inc.	Investor Relations
(800) 967-5079	(972) 393-3800
crft@dfking.com	investorrelations@craftmade.com